UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Coppola, Sebastian
   1359 Springwood Lane


   Rochester Hills, MI  48309
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President and CFO (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     3,312.2000     D  Direct
Common Stock                                                                                     1,204.5899     I  by 401(k) plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $14.3500        04/17/01       A         8,000.0000                        (2)          04/17/11
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                                01/04/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   8,000.0000                8,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     04/17/01  Common Stock                   8,000.0000                8,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,500.0000               10,500.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
The reporting person ceased employment with the issuer effective October 19, 2001.
(2)
The option was to vest in three equal annual installments beginning on April 17, 2002.  However, due to the reporting person ceasing employment with the issuer, the unvested option was cancelled on October 19, 2001.
-
The shares held directly include shares acquired through reinvestment of dividends pursuant to the Issuer's DRIP.  The shares held indirectly through the Issuer's 401(k) plan include shares allocated to the reporting person's account under the Issuer's 401(k)
plan since the reporting person's last report.
-
All information contained in this report has been updated through October 19, 2001, the date reporting person's reporting obligations ended.

SIGNATURE OF REPORTING PERSON
/S/ Coppola, Sebastian
DATE 01/25/02